EXHIBIT 99.1

NANOBIOTIX Announces Presentation of First Data from a Randomized Phase 2 Clinical Trial Evaluating JNJ-1900 (NBTXR3) in Stage 3 Inoperable Lung Cancer

Data presented by Johnson & Johnson at the 2026 European Lung Cancer Conference

PARIS and CAMBRIDGE, Mass., March 30, 2026 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO - NASDAQ: NBTX - the “Company”), a late-clinical stage biotechnology company pioneering nanotherapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, today announced the presentation of first data from the CONVERGE study, a Johnson & Johnson-sponsored randomized Phase 2 clinical trial evaluating potential first-in-class Nanoradioenhancer JNJ-1900 (NBTXR3) for patients with stage 3 inoperable non-small cell lung cancer, at the 2026 European Lung Cancer Conference.

POSTER #297P: Novel Intratumoral Radioenhancer (JNJ -1900) with Chemoradiation and Consolidative Immunotherapy for Stage III Unresectable Non-Small Cell Lung Cancer (NSCLC): Early Outcomes from the Phase II CONVERGE Study

Benjamin T. Cooper,1 Jeffrey D. Bradley,2 Sushma Patel,3 Michael A. Pritchett,4 Steven J. Feigenberg,2 Kevin C. Ma,5 Isaac Laniado,6 Melina E. Marmarelis,7 Matthew Scarlotta,8 Joshua K. Sabari,9 Yi -Wen Ma,10 Yina Kuang,10 Kiran Devisetty,10 Balaji Laxmanan,10 David M. DiBardino5

Study Conclusions

  The procedure demonstrated an acceptable safety profile without serious treatment-emergent adverse events (TEAEs) and did not adversely impact patients’ ability to continue planned therapy
  Initial efficacy responses observed in 7 patients at first disease evaluation following concurrent chemoradiotherapy, and before treatment with anti-PD-L1, are promising (ORR = 71.4%; DCR = 100%) relative to the estimated benchmark (ORR = 45%-50%).

About JNJ-1900 (NBTXR3)

JNJ-1900 (NBTXR3) is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. Its proof-of-concept was achieved in soft tissue sarcomas through a successful randomized Phase 2/3 study in 2018. The product candidate’s mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that JNJ-1900 (NBTXR3) could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

Radiotherapy-activated JNJ-1900 (NBTXR3) is being evaluated across multiple solid tumor indications as a single agent or combination therapy. The program is led by NANORAY-312—a global, randomized Phase 3 study in locally advanced head and neck squamous cell cancers. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of JNJ-1900 (NBTXR3) activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the Phase 3 study.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a collaboration strategy to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several Phase 1 and Phase 2 studies evaluating JNJ-1900 (NBTXR3) across tumor types and therapeutic combinations. In 2023, Nanobiotix announced a license agreement for the global co-development and commercialization of JNJ-1900 (NBTXR3) with Janssen Pharmaceutica NV, a Johnson & Johnson company.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 2, 2025 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2024 universal registration document filed with the AMF on April 2, 2025 under “chapter 1.5 Risk Factors”, and subsequent filings Nanobiotix makes with the SEC and AMF from time to time, including the Half-Year Report at June 30, 2025 filed on September 30, 2025 which are available on the SEC’s website at www.sec.gov and on the AMF's website at www.amf.org, The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 joanne.choi@nanobiotix.com Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

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1Radiation Oncology, NYU Langone Health, New York, USA; 2Radiation Oncology, University of Pennsylvania, Philadelphia, USA; 3Radiation Oncology, FirstHealth of the Carolinas, Pinehurst, USA; 4Interventional Pulmonology, FirstHealth of the Carolinas, Pinehurtst, USA; 5University of Pennsylvania, Philadelphia, USA; 6Interventional Pulmonology, NYU Langone Health, New York, USA; 7Medical Oncology, University of Pennsylvania, Philadelphia, USA; 8Medical Oncology, FirstHealth of the Carolinas, Pinehurst, USA; 9Medical Oncology, NYU Langone Health, New York, USA; 10Johnson & Johnson, New Brunswick, NJ, USA

Attachment

  2026-03-30 -- NBTX -- Ph2 NBTXR3 in Sage 3 inoperable NSCLC @ 2026 ELCC -- FINAL (https://ml.globenewswire.com/Resource/Download/0563dabb-a2a1-4e48-9dfe-d7a61b202b7d)